UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 7, 2025, Wallbox N.V. (the “Company” or “Wallbox”) released information regarding its results of operations for the three months ended March 31, 2025. A copy of the Company’s press release and presentation materials are furnished hereto as Exhibits 99.1 and 99.2, respectively.

WALLBOX N.V. FIRST QUARTER 2025 RESULTS

•	For the quarter ended March 31, 2025, the Company had revenue of €37.6 million, gross margin of 38.1% and operating loss of €19.6 million.

•

For the quarter ended March 31, 2025, labor costs and other operating expenses were €25 million and capital expenses were €0.7 million, of which €0.3 million was invested in property, plant and equipment.

•	During the three-month ended March 31, 2025, revenues by product and as a percentage of total revenues were as follows:

•	AC chargers – €25.6 million / 68%

•	DC chargers – €4 million / 11%

•	Software and other services – €8 million / 21%

•	During the three months ended March 31, 2025, revenues by geography and as a percentage of total revenues were as follows:

•	Europe – €25.5 million / 68%

•	North America – €11.4 million / 30%

•	Asia Pacific – €0.3 million / 1%

•	Latin America – €0.5 million / 1%

•	During the three months ended March 31, 2025, the Company sold approximately 36,000 AC units and 100 DC units.

•	As of March 31, 2025, the Company had inventory of €63.6 million.

•	As of March 31, 2025, the Company had approximately €40.6 million in cash, cash equivalents and financial investments and approximately €199 million of outstanding loans and borrowings.

•	Obtained CTEP and NTEP certifications for the Supernova DC fast charger.

•	Finalized debt framework agreement with primary lenders Santander, BBVA, Caixa and syndicated loan (EBN, ICO, ICF, MoraBanc and COFIDES) to defer the Company’s debt payments until May 2026.

Consolidated Statements of Profit or Loss

(In thousand Euros)

	Year End		Quarter End
	2024	2023	Q1 2025	Q4 2024	Q1 2024
Revenue	163,943	143,769	37,642	37,394	43,050
Changes in inventories and raw materials and consumables used	(107,920)	(95,503)	(23,284)	(25,500)	(25,989)

Gross Profit	56,023	48,266	14,358	11,894	17,061
Employee benefits	(71,488)	(81,236)	(14,975)	(16,824)	(19,823)
Other operating expenses	(54,089)	(59,788)	(10,011)	(11,940)	(12,788)
Amortization and depreciation	(37,873)	(28,443)	(10,204)	(10,191)	(8,750)
Impairment of assets	(26,415)	—	1,194	(24,066)	—
Net other income	25	14,260	22	57	519

Operating Loss	(133,817)	(106,941)	(19,616)	(51,070)	(23,781)
Financial income	1,945	1,472	207	704	383
Financial expense	(23,680)	(15,247)	(3,489)	(6,484)	(5,878)
Change in fair value of derivative warrant liabilities	1,081	6,476	681	5,525	(344)
Foreign exchange gains / (losses)	(4,044)	1,466	3,876	(4,656)	(1,291)

Financial Results	(24,698)	(5,833)	1,275	(4,911)	(7,130)
Loss Before Tax	(158,515)	(112,774)	(18,341)	(55,981)	(30,911)
Income tax credit	6,723	703	(73)	5,097	486
Loss for the Period	(151,792)	(112,071)	(18,414)	(50,884)	(30,425)

Cash and Cash Equivalents

(In thousand Euros)

	Quarter Ended March 31		Year Ended December 31
	2025	2024	2024	2023
Cash and cash equivalents	35,582	77,932	20,036	101,158
Financial Investments (1)	5,053	5,395	25,578	5,426

Cash, cash equivalents and Financial Investments	40,635	83,327	45,614	106,584

(1)	Financial Investments are included in Other current financial assets

Investments and Loans & Borrowings

(In thousand Euros)

	Quarter Ended March 31		Year Ended December 31
	2025	2024	2024	2023
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	335	845	3,114	9,106
Intangible assets - excluding R&D (salaries capitalized)	378	927	6,790	7,103

Total Investments in Property, plant and equipment and Intangible Assets	713	1,772	9,904	16,209
Non-Current Liabilities – Loans and Borrowings	66,762	95,787	66,659	80,861
Current Liabilities – Loans and Borrowings	132,636	115,845	131,810	126,496

Total Loans and Borrowings	199,398	211,632	198,469	207,357

Definitions and Basis of Presentation

•	Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

•

Operating loss consists of the Company’s revenue and other income, less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

•

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

•	Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the heading “Wallbox N.V. First Quarter 2025 Results” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated May 7, 2025

99.2	Wallbox N.V. Presentation, dated May 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 7, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer